April 1, 2014

Via EDGAR

John Cash, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-6010

Re:	Tractor Supply Company
Form 10-K for the Year Ended December 28, 2013
Filed February 19, 2014
Response Letter Dated March 17, 2014
File No. 0-23314

Dear Mr. Cash:

On behalf of Tractor Supply Company (the “Company,” “us” or “we”), please find below the response to the comment issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated March 24, 2014 (the “Comment Letter”), concerning the Company’s Form 10-K for Fiscal Year ended December 28, 2013 filed February 19, 2014.

For your convenience, we have set out the text of the comment from the Comment Letter, followed by the response.

FORM 10-K FOR THE PERIOD ENDED DECEMBER 28, 2013

Five Year Selected Financial and Operating Highlights, page 18

1.
In your response to prior comment one from our letter dated March 5, 2014 you indicate that closed stores are not removed from your comparable store sales metrics calculations. You further indicate that for the years presented in the Five Year Selected Financial and Operating Highlights closed stores had no material effect on your comparable store sales. Given the nature of this metric, please clarify if you would remove closed stores from your comparable store sales metrics calculations if the number of closed stores becomes material. If not, please address why not.

John Cash
Securities and Exchange Commission
April 1, 2014

RESPONSE:

If the effect of closed and/or relocated stores on our comparable store sales metrics calculations becomes material, we would remove closed and/or relocated stores from the calculations.

The following is the proposed revised disclosure as we would expect it to appear in future filings.

Comparable store sales metrics are calculated on an annual basis using sales generated from all stores open at least one year and all online sales.  Stores closed or relocated during either of the years being compared are not removed from our comparable store sales metrics calculations.  If the effect of closed and/or relocated stores on our comparable store sales metrics calculations becomes material, we would remove closed and/or relocated stores from the calculations. New stores sales metrics are based on sales generated from new stores which have been open for less than one year.

____________________

The undersigned, in response to the request contained in the Comment Letter, hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing with the Commission;

2.	The Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
____________________

Please do not hesitate to contact me at (615) 440-4678 if you have any questions about our response.

Sincerely,

/s/ Anthony F. Crudele
Anthony F. Crudele
Executive Vice President -
Chief Financial Officer and Treasurer